Exhibit 99.2

www.battlemtngold.com TSX.V – BMG OTC.QB - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.684.6024

February 17, 2015	SEDAR FILING

To:	All Applicable Securities Commissions and
TSX Venture Exchange

Dear Sirs:

Re:	Annual and Special General Meeting

We advise of the following with respect to the upcoming Meeting of Security Holders of the Company:

Meeting Type	: Annual and Special General Meeting
Class of Securities Entitled to Receive Notice:	: Common Shares
Class of Securities Entitled to Vote	: Common Shares
CUSIP Number	: 07159Y109
ISIN	: CA07159Y1097
Record Date for Notice	: March 19, 2015
Record Date for Voting	: March 19, 2015
Beneficial Ownership Determination Date	: March 19, 2015
Meeting Date	: April 30, 2015
Meeting Location	: Vancouver, BC
Issuer sending proxy related materials directly to NOBO	: Yes
Issuer paying for delivery to OBO	: No
Notice and Access for Beneficial Holders	: No
Notice and Access for Registered Holders	: No

If you require any further information, please contact the undersigned.

Yours truly,

BATTLE MOUNTAIN GOLD INC.

Signed “Elizabeth Anderson”

Elizabeth Anderson
Senior Administrator

/ea

cc:	Computershare Investor Services Inc., Attn: Yasmin Juma/Vanessa Lee
Dentons Canada LLP, Attn: Jessica Yee
Davidson & Company, Attn: Peter Maloff
U.S. Regulatory Authorities (with Form 6K)
Ian Brown